                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           BUTLER INTERNATIONAL, INC.
                                (Name of Issuer)

                         COMMON STOCK OF $.001 PAR VALUE
                         (Title of Class of Securities)

                                    123649105
                                 (CUSIP Number)

               DAVID M. KNOTT, 485 Underhill Boulevard, Suite 205,
                   Syosset, New York 11791-3419 (516) 364-0303
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 21, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 123649105

==============================================================================
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David M. Knott
      SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            441,400
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             346,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             441,400
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          346,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      788,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
==============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 4 Pages

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                                  SCHEDULE 13-D

Item 1. Security and Issuer

          The class of securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock") of Butler International, Inc. (the "Company"), the principal executive offices of which are located at 110 Summit Avenue, Montvale, New Jersey 07645.

Item 2. Identity and Background

          This statement is being filed by David M. Knott, an individual whose business address is 485 Underhill Boulevard, Syosset, New York 11791.

          Mr. Knott currently serves as General Partner of Knott Partners, L.P. (the "Partnership"), a New Jersey limited partnership that invests in securities that are sold in the public markets. The Partnership's principal activity is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. The Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

          Mr. Knott is the sole general partner of the Partnership. He is also the sole shareholder, Director and President of Dorset Management Corporation, a New York corporation ("Dorset") which provides investment management services to a limited number of foreign and domestic individuals and entities (the "Managed Accounts"). The business address of both the Partnership and Dorset is 485 Underhill Boulevard, Syosset, New York 11791.

          During the last five years, Mr. Knott has not been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          Mr. Knott is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

          The source of funds used in making each of the purchases of the Common Stock purchased indirectly by Mr. Knott through the Partnership and the Managed Accounts was the portfolio assets of the Partnership and each of the Managed Accounts on whose behalf Mr. Knott has purchased the Common Stock. Neither the Partnership nor any of the Managed Accounts owns more than five percent of the Common Stock individually. The aggregate amount of consideration used by Mr. Knott in making such purchases was $2,437,038.00. This amount includes all purchases of the Common Stock made by Mr. Knott.

Item 4. Purpose of Transaction

          The acquisition of the Common Stock by Mr. Knott was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company's board of directors or management, or any other change in the Company's business, corporate structure or capitalization.

                               Page 3 of 4 Pages

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          This filing is being made because Mr. Knott has become unhappy with the performance of management and intends to propose his own candidate for board membership at the next annual meeting of shareholders. Mr. Knott feels that three of the five directors are either related to and/or are law partners of the company's outside legal counsel. Further, Mr. Knott feels that they are dismissive of the concerns of the public stockholders. Therefore, in order to try to rectify this situation and provide an independent voice to represent the average public stockholder, Mr. Knott intends to propose a candidate with experience in the telecommunications industry, extensive turnaround experience and a proven ability to create shareholder value.

Item 5. Interest in Securities of the Company

          (a) Mr. Knott beneficially owns 788,200 shares of the Company's Common Stock, which represents 8.4% of all outstanding Common Stock of the Company.

          (b) Mr. Knott has the sole power to vote and to dispose of 441,400 shares of the Company's common stock owned by the Partnership. Mr. Knott has the shared power to vote and to dispose of 346,800 shares of the Company's Common Stock held by various Managed Accounts.

          (c) There were no transactions in the Common Stock made by Mr. Knott during the past 60 days.

          (d) Of the 788,200 shares of Common Stock beneficially owned by Mr. Knott, 346,800 shares are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such 346,800 shares of Common Stock. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Not applicable.

Item 7. Materials to be filed as Exhibits.

          Not applicable.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   By: /s/ David M. Knott
                                                       -------------------------
                                                           David M. Knott


Dated: December 21, 2001

                               Page 4 of 4 Pages